Exhibit 99.1

Oatly Announces Financing Commitments of $425 Million

Consists of Private Placement Agreements for $300 Million Convertible Notes and Entry into Commitment Letters for New $125 Million Term Loan B Credit Facility and Amended Sustainable Revolving Credit Facility

MALMÖ, Sweden, March 15, 2023: Oatly Group AB (Nasdaq: OTLY) (“Oatly” or the “Company”) announced today that on March 14, 2023, it entered into privately negotiated agreements with certain investors pursuant to which Oatly agreed to sell and the investors agreed to purchase from Oatly $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the “Notes”).

Oatly also announced today that, on March 15, 2023, it entered into a commitment letter to amend its Sustainable Revolving Credit Facility Agreement, and a commitment letter documenting a $125 million term loan B credit facility commitment.

Toni Petersson, Oatly’s CEO, commented, “We're pleased with the confidence demonstrated by our anchor shareholders and new investors in advancing Oatly’s mission and fueling the tremendous global opportunity ahead for our organization. With our operations better stabilized and business plan now fully funded, we are well-positioned to capitalize on the strong underlying global demand for our products and create significant, long-term value for our shareholders.”

Convertible Notes

The Notes are being issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus, Verlinvest and Blackstone Funds, have agreed to purchase $200 million aggregate principal amount of the Notes pursuant to a Subscription Agreement governed by the terms and conditions of the Swedish notes (the “Swedish Notes”) and other institutional investors have agreed to purchase $100 million aggregate principal amount of the Notes pursuant to U.S. Investment Agreements and a U.S. Indenture (the “U.S. Notes” and, together with the Swedish Notes, the “Notes”). The Notes have an aggregate principal amount of $300 million and the Note investors paid a purchase price of $291 million, reflecting an original issue discount of 3%.

The purchase and sale of the U.S. Notes are expected to close no later than March 23, 2023 and will initially fund into an escrow account. The escrow for the U.S. Notes will be released to the Company upon the closing of the purchase and sale of the Swedish Notes, which is expected to occur within 30 business days and is conditioned upon the signing of the Term Loan B Credit Agreement, as well as other customary closing conditions. The U.S. Notes are subject to redemption by the Company if the closing does not occur by that date.

The Notes will bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by Oatly.

The Notes will be convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS (the “Conversion Price”). This represents a premium of approximately 17% to the last reported sale price of Oatly’s ADSs on the Nasdaq Global Market on March 14, 2023. The conversion rate may be subject to certain customary anti-dilution adjustments and is subject to a conversion rate reset at the first and second anniversaries of the Notes.

The Company may require conversion of the Notes if the last reported sale price of the Company’s ADSs exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the Notes.

The Commitment Letters

On March 15, 2023, the Company entered into a commitment letter reflecting a commitment to renew the Company’s existing Sustainable Revolving Credit Facility Agreement on a secured and guaranteed basis for a 3.5 year period (with a one year uncommitted extension option) with commitments of SEK 2,100 million, coupled with an uncommitted incremental revolving facility option of up to SEK 500 million, and an initial margin of 4.00% p.a. The renewal will also include a reset of the financial covenants and an amendment of certain other covenants.

On March 15, 2023, the Company also entered into a commitment letter with Silver Point Capital, L.P. for a $125 million commitment for a secured and guaranteed term loan B credit agreement (the “Term Loan B Credit Agreement”). The Term Loan B Credit Agreement will reflect (i) a tenor of five years, (ii) an initial margin of 7.50% p.a. for SOFR loans and 6.50% p.a. for base rate loans (with reference rate floors), (iii) certain financial covenants aligned with those in the amended Sustainable Revolving Credit Facility Agreement and (iv) customary negative covenants.

The commitments under the commitment letters, each of which is valid for 60 days after the date of the commitment letters, are subject to, among other things, execution of satisfactory long-form documentation on the terms set out in the agreed term sheets and satisfaction of the agreed conditions precedent thereunder.

J.P. Morgan is acting as lead placement agent and physical bookrunner, Nordea is acting as joint placement agent and physical bookrunner, and Rabo Securities and BNP Paribas are serving as co-placement agents, on the issuance of the Convertible Senior PIK Notes. J.P. Morgan is acting as lead left arranger and sole physical bookrunner, and Nordea Bank and Rabobank are joint bookrunners, on the term loan B offering. White & Case is acting as counsel to the Company in connection with the transactions.

Additional information regarding the foregoing transactions may be found in a Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including statements regarding our expectation to enter into definitive agreements reflecting the commitments described herein and our expectation regarding the timing of the closing of the transactions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “is/are likely to” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: our ability to satisfy the conditions set forth in the commitment letters and other transaction documents, as well as general economic conditions including high inflationary cost pressures, interest rates and supply chain constraints; our history of losses and inability to achieve or sustain profitability; our ability to manage our growth effectively; the impact of the COVID-19 pandemic, including the spread of variants of the virus, on our business and the international economy; reduced or limited availability of oats or other raw materials and ingredients that meet our quality standards; failure to obtain additional financing to achieve our goals or failure to obtain necessary capital when needed on acceptable terms, or at all; damage or disruption to our production facilities; harm to our brand and reputation as a result of real or perceived quality or food safety issues with our products; food safety and food-borne illness incidents or other safety concerns which may lead to lawsuits, product recalls or regulatory enforcement actions; our ability to successfully compete in our highly competitive markets; our ability to effectively manage our growth, realize the anticipated benefits of the reduction in force and retain our existing employees; changing consumer preferences due to disposable income, credit availability, debt levels and inflation, and our ability to adapt to new or changing preferences; foreign exchange rate fluctuations; the consolidation of customers or the loss of a significant customer; reduction in the sales of our oatmilk varieties; failure to meet our existing or new environmental metrics and other risks related to sustainability and corporate social responsibility; litigation, regulatory actions or other legal proceedings including environmental and securities class action lawsuits; changes to international trade policies, treaties and tariffs; global conflict and the ongoing war in Ukraine; changes in our tax rates or exposure to additional tax liabilities or assessments; failure to expand our manufacturing and production capacity as we grow our business; supply chain delays, including delays in the receipt of product at factories and ports, and an increase in transportation costs; the impact of rising commodity prices, transportation and labor costs on our cost of goods sold; failure by our logistics providers to deliver our products on time, or at all; our ability to successfully ramp up operations at any of our new facilities and operate them in accordance with our expectations; failure to develop and maintain our brand; our ability to introduce new products or successfully improve existing products; failure to retain our senior management or to attract, train and retain employees; cybersecurity incidents or other technology disruptions; failure to protect our intellectual property and other proprietary rights adequately; our ability to successfully remediate previously disclosed material weaknesses (which remained unremediated as of our most recent fiscal year end) or other future control deficiencies, in our internal control over financial reporting; our status as a foreign private issuer; our status as a foreign private issuer; risks related to the significant influence of our largest shareholder, Nativus Company Limited, entities affiliated with China Resources Verlinvest Health Investment Ltd. has over us, including significant influence over decisions that require the approval of shareholders; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2022, in our Current Report on Form 6-K for the period ended September 30, 2022 filed with the SEC on November 14, 2022, and our other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Oatly disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Contact

Oatly Group AB

+1 866-704-0391

investors@oatly.com

press.us@oatly.com